Exhibit 99.2

CELLECTIS – ANNUAL SHAREHOLDERS MEETING – June 28, 2022

VOTE RESULTS

Ordinary Resolutions

Nb	Resolution	Result	For		Against		Vote withhold		Total votes	Shares represented by the votes cast	Percentage of the share capital represented by the votes cast	Out of vote voting rights	Null voting rights	Quorum
			Votes	%	Votes	%	Votes	%
1	Approval of the annual financial statements for the financial year ended December 31, 2021
	1	Carried	35 525 535	99,91%	31 864	0,09%	76 147	-	35 557 399	30 600 674	67,238%	0	0	67,238%
2	Approval of the consolidated financial statements for the financial year ended December 31, 2021
	2	Carried	35 511 370	99,91%	32 029	0,09%	90 147	-	35 543 399	30 600 674	67,238%	0	0	67,238%
3	Appropriation of results for the financial year ended December 31, 2021
	3	Carried	35 519 285	99,90%	36 994	0,10%	77 267	-	35 556 279	30 600 674	67,238%	0	0	67,238%
4	Allocation of losses carried forward to the “share premium” account
	4	Carried	35 519 402	99,89%	37 477	0,11%	76 667	-	35 556 879	30 600 674	67,238%	0	0	67,238%
5	Determination of the total remuneration of the non-executive members of the Board of Directors
	5	Carried	31 764 600	89,18%	3 852 491	10,82%	16 455	-	35 617 091	30 600 674	67,238%	0	0	67,238%
6	Ratification of the appointment of an Observer decided by the Board of Directors
	6	Carried	35 261 439	99,17%	295 772	0,83%	76 335	-	35 557 211	30 600 674	67,238%	0	0	67,238%

1/5

CELLECTIS – ANNUAL SHAREHOLDERS MEETING – June 28, 2022

VOTE RESULTS

Ordinary Resolutions

Nb	Resolution	Result	For		Against		Vote withhold		Total votes	Shares represented by the votes cast	Percentage of the share capital represented by the votes cast	Out of vote voting rights	Null voting rights	Quorum
			Votes	%	Votes	%	Votes	%
7	Appointment of a new director (Mr. Donald A. Bergstrom)
	7	Carried	35 057 038	98,59%	500 363	1,41%	76 145	-	35 557 401	30 600 674	67,238%	0	0	67,238%
8	Appointment of a new Director Mr. Axel-Sven Malkomes
	8	Carried	35 082 096	98,66%	474 695	1,34%	76 755	-	35 556 791	30 600 674	67,238%	0	0	67,238%
9	Authorization to the Board of Directors to buy back shares of the Company
	9	Carried	35 063 860	98,63%	487 983	1,37%	81 703	-	35 551 843	30 600 674	67,238%	0	0	67,238%

2/5

CELLECTIS – ANNUAL SHAREHOLDERS MEETING – June 28, 2022

VOTE RESULTS

Extraordinary Resolutions

Nb	Resolution	Result	For		Against		Vote withhold		Total votes	Shares represented by the votes cast	Percentage of the share capital represented by the votes cast	Out of vote voting rights	Null voting rights	Quorum
			Votes	%	Votes	%	Votes	%
10	Authorization to be granted to the Board of Directors to reduce the share capital by cancelling shares under the authorization to buy back its own shares
	10	Carried	35 515 847	99,88%	41 528	0,12%	76 171	-	35 557 375	30 600 674	67,238%	0	0	67,238%
11	Delegation of authority to be granted to the Board of Directors to increase the capital by issuing ordinary shares or any other securities with cancellation of shareholders’ preferential subscription rights in favor of a category of persons meeting specified characteristics (investors with experience in the health or biotech sector)
	11	Carried	34 658 582	97,47%	899 079	899 079	75 885	-	35 557 661	30 600 674	67,238%	0	0	67,238%
12	Delegation of authority to be granted to the Board of Directors to increase the capital by issuing ordinary shares or any other securities with cancellation of shareholders’ preferential subscription rights in favor of a category of persons meeting specified characteristics (e.g. credit institution, investment services provider or member of an investment pool guaranteeing the completion of the issue in question), including, as the case may be, within the framework of an equity financing program known as “At-the-market” or “ATM”.
	12	Carried	34 652 483	97,46%	903 976	2,54%	77 087	-	35 556 459	30 600 674	67,238%	0	0	67,238%
13	Delegation of authority to be granted to the Board of Directors to increase the share capital by issuing ordinary shares or any other securities, with cancellation of shareholders’ preferential subscription rights in favor of a category of persons meeting specified characteristics (industrial companies, institutions or entities active in the health or biotechnology sector)
	13	Carried	34 657 564	97,47%	899 097	2,53%	76 885	-	35 556 661	30 600 674	67,238%	0	0	67,238%
14	Delegation of authority to be granted to the Board of Directors to increase the share capital by issuing ordinary shares or any other securities with cancellation of shareholders’ preferential subscription rights in favor of a category of persons meeting specified characteristics in the framework of an equity or bond financing agreement
	14	Carried	34 654 845	97,46%	901 651	2,54%	77 050	-	35 556 496	30 600 674	67,238%	0	0	67,238%
15	Delegation of authority to be granted to the Board of Directors to decide on the issuance of ordinary shares to be issued immediately or in the future by the Company, with cancellation of the shareholders’ preferential subscription rights, to the benefit of a category of persons meeting specified characteristics within the framework of an equity financing program on the American Market known as “At-the-market” or “ATM”.
	15	Carried	34 656 035	97,47%	900 609	2,53%	76 902	-	35 556 644	30 600 674	67,238%	0	0	67,238%

3/5

CELLECTIS – ANNUAL SHAREHOLDERS MEETING – June 28, 2022

VOTE RESULTS

Extraordinary Resolutions

Nb	Resolution	Result	For		Against		Vote withhold		Total votes	Shares represented by the votes cast	Percentage of the share capital represented by the votes cast	Out of vote voting rights	Null voting rights	Quorum
			Votes	%	Votes	%	Votes	%
16	Delegation of authority to be granted to the Board of Directors to increase the share capital by issuing ordinary shares and/or any other securities, with the shareholders’ preferential subscription rights maintained,
	16	Carried	35 063 590	98,61%	493 056	1,39%	76 900	-	35 556 646	30 600 674	67,238%	0	0	67,238%
17	Delegation of authority to be granted to the Board of Directors to increase the share capital by issuing ordinary shares and/or any other securities, with cancellation of shareholders’ pre-emptive subscription rights, by way of a public offering (other than the offerings referred to in paragraph 1 of Article L. 411-2 of the French Monetary and Financial Code)
	17	Carried	34 650 068	97,45%	906 126	2,55%	77 352	-	35 556 194	30 600 674	67,238%	0	0	67,238%
18	Delegation of authority to be granted to the Board of Directors to increase the share capital by issuing ordinary shares and/or any other securities, with cancellation of the shareholders’ preferential subscription rights in the context of an offer referred to in paragraph 1° in of Article L. 411-2 of the French Monetary and Financial Code
	18	Carried	34 650 995	97,45%	905 651	2,55%	76 900	-	35 556 646	30 600 674	67,238%	0	0	67,238%
19	Delegation to the Board to increase the number of shares to be issued in the event of a capital increase with or without preferential subscription rights
	19	Carried	34 644 486	97,48%	897 381	2,52%	91 679	-	35 541 867	30 600 674	67,238%	0	0	67,238%
20	Overall limitations on the amount of issues made under the Eleventh resolution to Nineteenth resolutions
	20	Carried	35 276 317	99,21%	280 058	0,79%	77 171	-	35 556 375	30 600 674	67,238%	0	0	67,238%
21	Delegation of authority granted to the Board of Directors to increase the capital by incorporation of premiums, reserves, profits or other
	21	Carried	35 060 503	98,61%	495 362	1,39%	77 681	-	35 555 865	30 600 674	67,238%	0	0	67,238%

4/5

CELLECTIS – ANNUAL SHAREHOLDERS MEETING – June 28, 2022

VOTE RESULTS

Extraordinary Resolutions

Nb	Resolution	Result	For		Against		Vote withhold		Total votes	Shares represented by the votes cast	Percentage of the share capital represented by the votes cast	Out of vote voting rights	Null voting rights	Quorum
			Votes	%	Votes	%	Votes	%
22	Authorization to the Board of Directors to grant options to subscribe for or purchase shares of the Company
	22	Carried	34 373 630	96,51%	1 242 715	3,49%	17 201	-	35 616 345	30 600 674	67,238%	0	0	67,238%
23	Authorization to the Board of Directors to proceed with the free allocation of existing and/or new ordinary shares
	23	Carried	34 811 605	97,74%	804 364	2,26%	17 577	-	35 615 969	30 600 674	67,238%	0	0	67,238%
24	Delegation of authority to be granted to the Board of Directors to allocate share subscription warrants giving the right to subscribe to ordinary shares of the Company - suppression of the preferential subscription right in favor of a category of persons meeting specific characteristics
	24	Rejected	16 002 881	60,12%	10 617 406	39,88%	9 013 259	-	26 620 287	30 600 674	67,238%	0	0	67,238%
25	Overall limits on the amount of issues made under the above issues made under the Twenty-second resolution and the Twenty-third resolution above
	25	Carried	35 486 528	99,84%	55 867	0,16%	91 151	-	35 542 395	30 600 674	67,238%	0	0	67,238%
26	Delegation to the Board of Directors to proceed with an increase in the share capital, the subscription of which would be reserved for the members of a company savings plan established pursuant to Articles L. 3332-1 et seq. of the Labor Code
	26	Rejected	6 610 718	18,57%	28 994 859	81,43%	27 969	-	35 605 577	30 600 674	67,238%	0	0	67,238%

5/5